UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

ELECTRO ENERGY, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

285106100

(CUSIP Number)

Duane L. Berlin, Esq.
Scott C. Wells, Esq.
Lev & Berlin, P.C.
200 Connecticut Avenue, 5th Floor
Norwalk, CT 06854
(203) 838-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285106100

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Stephen Okinow

2.		Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.		SEC Use Only

4.		Source of Funds (See Instructions) OO

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.		Citizenship or Place of Organization State of New Jersey

	7.	Sole Voting Power 657,435

Number of
Shares
Beneficially	8.	Shared Voting Power -0-

Owned by
Each
Reporting	9.	Sole Dispositive Power 657,435

Person With
	10.	Shared Dispositive Power -0-

11.		Aggregate Amount Beneficially Owned by Each Reporting Person 657,435

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.		Percent of Class Represented by Amount in Row (11) 5.4%

14.		Type of Reporting Person (See Instructions) IN

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Alison Klein

2.		Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.		SEC Use Only

4.		Source of Funds (See Instructions) OO

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.		Citizenship or Place of Organization State of New Jersey

	7.	Sole Voting Power 657,435

Number of
Shares
Beneficially	8.	Shared Voting Power -0-

Owned by
Each
Reporting	9.	Sole Dispositive Power 657,435

Person With
	10.	Shared Dispositive Power -0-

11.		Aggregate Amount Beneficially Owned by Each Reporting Person 657,435

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.		Percent of Class Represented by Amount in Row (11) 5.4%

14.		Type of Reporting Person (See Instructions) IN

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SCHEDULE 13D

Item 1.   Security and Issuer

This Schedule 13D relates to shares of the Common Stock, $0.001 par value per share (the “Shares”), of Electro Energy, Inc. (formerly MCG Diversified, Inc.), a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 30 Shelter Rock Road, Danbury, Connecticut 06810.

Item 2.   Identity and Background

This Schedule 13D is filed by Mr. Stephen Okinow and Mrs. Alison Klein (both United States citizens) who are sometimes referred to herein as the “Reporting Persons.” Mr. Okinow and Mrs. Klein are married and jointly own the Shares reported herein.

Mr. Okinow and Mrs. Klein reside at 77 Hill Side Avenue, Short Hills, NJ 07078. Mrs. Klein is principally employed as dentist.

During the last five years, neither Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The Shares owned by the Reporting Persons were acquired as a result of the merger (the “Merger”) of a wholly-owned subsidiary of the Issuer with and into Electro Energy, Inc., a Delaware corporation (“EEI”), and the Reporting Persons’ participation in the Private Placement, referred to in Item 4, herein. Under the terms of the Merger, (i) EEI was the surviving corporation in the Merger and became a subsidiary of the Issuer as a result of the Merger, (ii) the holders of (A) the outstanding capital stock and substantially all convertible debt securities of EEI immediately prior to the effective time of the Merger (the “Merger Effective Time” or “Effective Time”) received Shares (hereinafter, “Merger Shares,” which term includes the Merger Warrant Shares as hereinafter defined) in the Merger, (B) holders of warrants to acquire EEI common stock immediately prior to the Merger Effective Time received warrants (“Merger Warrants”) to purchase Shares (“Merger Warrant Shares”), and (C) holders of options to purchase EEI common stock received options to acquire Shares, (iii) three of the directors of EEI became three of the five directors of the Issuer, and (iv) the directors of the Issuer immediately prior to the Merger Effective Time resigned from the Issuer’s Board of Directors. The Reporting Persons acquired a portion of their shares of EEI in 1994 by gift from the founder of EEI and a portion through their participation in the Private Placement, referred to in Item 4, herein.

Item 4.   Purpose of Transaction

The Reporting Persons acquired certain Shares of the Issuer in exchange for their shares of EEI as a result of the Merger, and acquired certain Private Placement Shares of the Issuer in the Private Placement, as hereinafter defined. At the Merger Effective Time, the Issuer simultaneously completed an initial closing of a private placement (the “Private Placement”) of 3,001 units (the “Units”), each Unit consisting of one share of EEI series A convertible preferred stock, par value $.001 per share (the “Series A Preferred”), and a detachable warrant to purchase shares of common stock, at a purchase price of $1,000 per unit (the “Private Placement Warrants”). Each share of Series A Preferred is initially convertible into 400 shares of common stock at any time. The Private Placement Warrants entitle the holder to purchase 200 shares of common stock at an exercise price of $2.50 per share through June 7, 2007. The Shares into which the Series A Preferred and the Private Placement Warrants are convertible are referred to herein as the “Private Placement Shares.” The Merger made the net proceeds of the Private Placement available to EEI to continue EEI’s business.

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The Merger Shares acquired by the Reporting Persons are subject to a lock-up agreement. See Item 6 for a description of the lock-up agreement.

The Private Placement Shares acquired by the Reporting Persons are subject to and have the benefit of a registration rights agreement the Issuer made with all subscribers of the Private Placement. See Item 6.

The Reporting Persons have executed a written consent as stockholders of the Issuer authorizing (i) the change of the Issuer’s corporate name to “Electro Energy, Inc.” and (ii) the adoption of the EEI 1993 Stock Compensation Plan by the Issuer.

The Reporting Persons intend to continually review the Issuer’s business affairs and financial position and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review and other factors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they may deem appropriate in light of the circumstances existing from time to time. Such actions may involve the purchase of additional Shares, or alternatively, may involve the sale of all or a portion of the Shares held by the Reporting Persons in the open market or in privately negotiated transactions to one or more purchasers, subject to the provisions of the lock-up agreement described in Item 6.

The Reporting Persons reserve the right to change their intentions with respect to all matters referred to in this Item 4.

Item 5.   Interest in Securities of the Issuer

(a)   The Reporting Persons own 627,435 outstanding Shares. The Reporting Persons also own 50 shares of Series A Preferred, which are convertible into 20,000 Shares, and 50 Private Placement Warrants to purchase an aggregate of 10,000 Shares, for a total beneficial ownership of 657,435 Shares. The total beneficial ownership of the Reporting Persons constitutes approximately 5.4% of the outstanding Shares, as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage is based upon (i) 12,197,561 Shares outstanding, as reported by the Issuer in its Current Report on Form 8-K filed June 10, 2004, plus (ii) 20,000 Shares acquirable upon conversion of the Series A Preferred, plus (iii) 10,000 Shares purchasable upon the exercise of the Private Placement Warrants.

(b)   The Reporting Persons have shared voting and dispositive power over the Shares owned by them. All dispositive power of all Shares of the Reporting Persons (except the Private Placement Shares) is subject to the lock-up agreement described in Item 6.

In the aggregate, the Reporting Persons may be deemed to own beneficially 657,435 Shares, constituting approximately 5.4% of the outstanding Shares.

The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered or construed as an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act or otherwise, are the beneficial owners of any Shares in which such persons do not have a pecuniary interest.

(c)   The Reporting Persons acquired their Shares on June 9, 2004, pursuant to the Merger and their participation in the Private Placement. If the Issuer engages an underwriter or placement agent during the 12 months following the Merger Effective Time to

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raise a minimum of $5.0 million through the sale of Shares and/or other equity securities, in a public offering or private placement, upon notice of commencing such public offering or private placement, all holders of Shares subject to lock-up agreements, including the Reporting Persons, will, if required by the underwriter or placement agent, refrain from making any sales, transfers or other dispositions in the course of such offering, but, in any event, for not more than 90 days.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-Up Agreement. In connection with the Merger, the Reporting Persons entered into a lock-up agreement with EEI dated May 12, 2004 (the “Lock-Up Agreement”) pursuant to which the Reporting Persons agreed not to sell any Merger Shares for a period of 12 months following the Merger Effective Time. The Reporting Persons also agreed that, from 12 months, and at each subsequent three month interval thereafter, the Reporting Persons will be permitted to sell their shares at a rate of 12.5% of their initial holdings per month, subject to the Issuer’s Shares having a 30-day average closing “asked” price of at least $5.00 per share. Additionally, under the Lock-Up Agreement, from 12 months, and at each subsequent three month interval thereafter, if the 30-day average closing “asked” price of the Issuer’s Shares is less than $5.00 per share, the Reporting Persons shall be permitted to sell a maximum of 25,000 Shares during each three month interval. After 24 months, and at each subsequent three month interval thereafter, the Reporting Persons shall be permitted under the Lock-Up Agreement to sell up to 12.5% of their initial holdings during each three month interval regardless of the trading price of the Shares. The Lock-Up Agreement will expire 36 months after the Merger Effective Time. To the extent that the Reporting Persons do not sell any Shares during a three-month period during which sales are permitted under the Lock-Up Agreement, the lock-up restrictions with respect to Shares that could have been sold during such period will cease to be in effect.

Registration Rights Agreement. The Issuer has agreed to file a “resale” registration statement covering all Private Placement Shares on or before the date which is 90 days after the Merger Effective Time. The Issuer will maintain the effectiveness of the “resale” registration statement from the effective date through and until 12 months after the Merger Effective Time. In the event the “resale” registration statement is not filed on or prior to the date which is 180 days after the Merger Effective Time, the total number of Private Placement Shares owned by the Reporting Persons covered by the registration statement will be increased by 2% per month for each month (or portion thereof) that the registration statement is not so filed. The Issuer has also agreed to use its best efforts to respond to any SEC comments to the “resale” registration statement on or prior to the date which is 20 business days from the date such comments are received, but in any event not later than 30 business days from the date such comments are received. In the event that the Issuer fails to respond to such comments within 30 business days, the total number of Private Placement Shares owned by the Reporting Persons covered by the registration statement shall be increased by 2% per month for each month (or portion thereof) that a response to the comments to such “resale” registration statement has not been submitted to the SEC, except that the aggregate increases in Shares will in no event exceed 12%. The Issuer has agreed to use its best efforts to have such “resale” registration statement declared effective by the SEC as soon as possible after the initial filing date.

If the Issuer engages an underwriter or placement agent during the 12 months following the Merger Effective Time to raise a minimum of $5.0 million through the sale of Shares and/or other equity securities, in a public offering or private placement, upon notice of commencing such public offering or private placement, all holders of Shares subject to lock-up agreements, including the Reporting Person, will, if required by the underwriter or placement agent, refrain from making any sales, transfers or other dispositions in the course of such offering, but, in any event, for not more than 90 days.

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Item 7.   Material to be Filed as Exhibits

                      (a)   Joint Filing Agreement (Exhibit 99.1).

                     (b)   Agreement of Merger and Plan of Reorganization, dated May 7, 2004, among the Issuer, EEI Acquisition Corp. and Electro Energy, Inc (Exhibit 99.2).

                     (c)   Form of Lock-Up Letter between EEI and the Reporting Persons (Exhibit 99.3).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

June 18, 2004

Signature

/s/Stephen Okinow
Name: Stephen Okinow

/s/Alison Klein
Alison Klein

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